Exhibit 4.4

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

Remark Holdings, Inc. (“Remark” or the “Company”) has authority to issue up to 101,000,000 shares of capital stock, including 100,000,000 shares of common stock, par value $0.001 per share (the “Common Stock”), and 1,000,000 shares of preferred stock, par value $0.001 per share. The following is a summary of the material terms of the Common Stock. This summary is qualified in its entirety by reference to the Company’s Amended and Restated Certificate of Incorporation, as amended (the “Charter”), and the Company’s Amended and Restated Bylaws (the “Bylaws”), which are incorporated herein by reference as exhibits to the Company’s Annual Report on Form 10-K of which this exhibit is a part. Please read the Charter, the Bylaws and applicable provisions of the Delaware General Corporation Law (the “DGCL”) for additional information.

Common Stock

Each share of Common Stock entitles its holder to one vote on all matters to be voted upon by the stockholders. Holders of common stock are not entitled to cumulative voting with respect to the election of directors. Subject to the preferences of any outstanding shares of preferred stock, holders of Common Stock may receive ratably any dividends that the Company’s board of directors (the “Board”) may declare out of funds legally available for that purpose. In the event of the Company’s liquidation, dissolution or winding up, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of preferred stock. The Common Stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions.

Anti-Takeover Provisions

Provisions in the Charter and Bylaws, as well as provisions of the DGCL, may discourage, delay or prevent a merger, acquisition or other change in control of Remark, even if such a change in control would be beneficial to stockholders. These provisions include the following:

•only the Board may call special meetings of the Company’s stockholders;

•the Company’s stockholders may take action only at a meeting of stockholders and not by written consent;

•the Company has authorized undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval.

Additionally, Section 203 of the DGCL prohibits a person who owns in excess of 15% of the Company’s outstanding voting stock from merging or combining with the Company for a period of three years after the date of the transaction in which the person acquired in excess of 15% of the Company’s outstanding voting stock, unless the merger or combination is approved in a prescribed manner. The Company has not opted out of the restriction under Section 203, as permitted under the DGCL.

Listing

The Common Stock is currently quoted on the NASDAQ Capital Market under the symbol “MARK”.

Transfer Agent and Registrar

The transfer agent and registrar for the Common Stock is Computershare LLC.